UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 000-19289

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
State Auto Insurance Companies
Amended and Restated
Directors Deferred Compensation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
State Auto Financial Corporation
518 East Broad Street
Columbus, Ohio 43215-3976

REQUIRED INFORMATION
See the accompanying financial statements for the State Auto Insurance Companies Amended and Restated Directors Deferred Compensation Plan as of December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

State Auto Insurance Companies Amended and Restated Directors Deferred Compensation Plan

By:	/s/ Steven E. English
Steven E. English
Senior Vice President, Chief Financial Officer

By:	/s/ Elise D. Spriggs
Elise D. Spriggs
Senior Vice President, Associate & External Relations

Date: March 25, 2021

Report of Independent Registered Public Accounting Firm
To the Plan Participants, Plan Administrator and Benefits Committee of
the State Auto Financial Corporation
Columbus, Ohio

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the State Auto Insurance Companies Amended and Restated Directors Deferred Compensation Plan (the Plan) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years ended December 31, 2020, 2019 and 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years ended December 31, 2020, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Clark, Schaefer, Hackett & Co.
We have served as the Plan’s auditor since December 31, 2010.

    Columbus, Ohio
March 25, 2021

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN

Statements of Net Assets Available for Benefits

	December 31
	2020	2019
Assets
Investments, at fair value:
Shares of registered investment companies (cost $10,291,530 and $9,539,150, respectively)	$12,979,230	$11,236,444
Interest-bearing cash	1,372	122,706
Affiliated stock (cost $1,076 and $1,398, respectively)	728	1,652
Total investments	12,981,330	11,360,802

Net assets available for benefits	$12,981,330	$11,360,802
See accompanying notes.

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2020	2019	2018
Investment (loss) income:
Dividends	$391,344	$344,677	$350,903
Unrealized gains (losses)	989,804	1,492,140	(1,081,148)
Realized gains	549,532	174,977	376,682
Total investment income (loss)	$1,930,680	$2,011,794	$(353,563)

Contributions:
Participant	$175,252	$172,500	$303,791
Company	420,000	350,000	310,000
Total contributions	$595,252	$522,500	$613,791

Deductions:
Benefit payments	$905,404	$916,141	$744,633
Total deductions	$905,404	$916,141	$744,633

Net increase (decrease)	$1,620,528	$1,618,153	$(484,405)

Net assets available for benefits:
Beginning of year	$11,360,802	$9,742,649	$10,227,054

End of year	$12,981,330	$11,360,802	$9,742,649

See accompanying notes.

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements
December 31, 2020

1. Description of the Plan
Organization
The State Auto Companies Amended and Restated Directors Deferred Compensation Plan (the “Plan”) became effective on August 1, 1995, was amended and restated in its entirety effective as of March 1, 2001, and was further amended effective as of December 1, 2005 (First Amendment), January 1, 2009 (Second and Third Amendments), November 1, 2010 (Fourth Amendment), and January 1, 2012 (Fifth Amendment). The Plan provides members of the Boards of Directors of State Automobile Mutual Insurance Company (“State Auto Mutual”) and its affiliates (collectively, the “Company” or the “State Auto Companies”) a retirement savings plan in which to defer the payment of director and committee meeting fees.
The benefits provided to participants under the Plan are paid from the Company’s general assets. The Plan is intended to be an unfunded Plan for purposes of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is, therefore, exempt from certain ERISA requirements. Each participant’s right to benefits under the Plan are equivalent to the rights of any unsecured creditor of the Company.
Participants must enroll within 30 days after becoming eligible to participate. For subsequent years, participants must enroll prior to the beginning of each new plan year.
Contributions
Participants are permitted to defer on a pre-tax basis (a) a percentage of his or her director fees in the calendar year and/or (b) a percentage of committee meeting fees in the calendar year. In addition, for each of the members of the Board of Directors of State Auto Mutual, State Auto Mutual makes an annual cash contribution in the amount as determined at State Auto Mutual’s discretion. For the years ended December 31, 2020, 2019, and 2018, the discretionary contribution amounted to $70,000, $70,000 and $62,000, respectively.
Vesting
Each participant is fully vested in his or her contributions and any State Auto Mutual discretionary contributions.
Participant Accounts
Investment funds available under the Plan are merely devices used to calculate gains and losses on the amounts deferred by Plan participants. No participant has any rights or interests in any particular funds, securities or property of the Company or the trust described in Note 6, or in any investment vehicle in which deferrals are deemed to be invested, by virtue of any investment election. Each deferral account, however, is credited or charged in accordance with the Plan with gains and losses as if the participant in fact had made a corresponding actual investment. The Directors of State Auto Financial Corporation ("STFC") have the option to purchase STFC common stock ("Affiliated stock").
Payment of Benefits
The balance of each deferral account will be distributed upon retirement or termination of a participant from the Board of Directors of the Company. Payments will be made in cash and paid in 60 or 120 monthly installments, except for amounts deferred and fully vested prior to December 31, 2004, which can be distributed in alternative payment options as elected by the participant. The Company must receive at least 30 days written notice of the participant’s intention to retire and receive retirement benefits.
2. Significant Accounting Policies
Basis of Presentation
The accounting records of the Plan are maintained in conformity with U.S. generally accepted accounting principles ("GAAP").

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2020

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments and Related Investment (Loss) Income
The investments of the Plan consist of shares of registered investment companies, interest-bearing cash, and Affiliated stock. The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.
Investment (loss) income, including appreciation and depreciation in fair value of investments, is allocated to participant accounts daily based upon the ratio of each participant’s account to the total fund balance. Dividend income is recorded on the ex-dividend date. Realized gains and losses on the sale of securities are determined based on the average cost method.
Benefit Payments
Benefit payments are recognized when paid.
Administrative Expenses
Administrative expenses are paid by the Company.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s statements of net assets available for benefits.
3. Fair Value Measurements
Below is the fair value hierarchy that categorizes into three levels the inputs to valuation techniques that are used to measure fair value:
•Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.
•Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1, and it includes valuation techniques which use prices for similar assets and liabilities.
•Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The following is a description of the valuation methods used for assets measured at fair value:
•Registered investment companies:    Registered investment companies are public investment vehicles valued using net asset value (“NAV”) provided by the administrator of the mutual fund. The NAV is an unadjusted quoted price on an active market and is classified within Level 1 of the fair value hierarchy.
•Interest-bearing cash: The carrying value approximates fair value and is classified within Level 1 of the fair value hierarchy.
•Affiliated stock: The fair value is based on the unadjusted closing price reported on the active market on which the security is traded and is classified within Level 1 of the fair value hierarchy.

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2020

The following tables reflect the Plan’s investments within the fair value hierarchy at December 31, 2020 and 2019:

2020	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Registered investment companies	$12,979,230	$12,979,230	—	—
Interest-bearing cash	1,372	1,372	—	—
Affiliated stock	728	728	—	—
Total investments at fair value	$12,981,330	$12,981,330	—	—

2019	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Registered investment companies	$11,236,444	$11,236,444	—	—
Interest-bearing cash	122,706	122,706	—	—
Affiliated stock	1,652	1,652	—	—
Total investments at fair value	$11,360,802	$11,360,802	—	—

4. Participant Accounts
Participant balances for all funds are maintained in shares. At December 31, 2020 and 2019, there were 20 and 19 participants, respectively, in the Plan, with contributions in one or more of the following funds. The total number of participants in the Plan is less than the sum of the number of participants set forth in the following table because each participant may make contributions to more than one fund.

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2020

The total number of shares and share values as of December 31, 2020 and 2019, by fund, were as follows:

2020
Investment Options:	Total Number of Shares	Net Asset Share Value	Number of Participants
Registered investment companies:
ABF Small Cap Val Inst	215	$25.09	1
FID 500 Index	13,513	130.17	5
FID Contrafund K	119,090	16.79	6
FID EXT Mkt IDX	538	83.48	7
FID Total Bond	112,144	11.32	10
Meridian Growth Inst	10,292	48.01	2
MFS Value R6	9,517	44.82	1
MFS Inst Intl Equity	57,332	30.64	11
TRP Blue Chip Growth	6,629	165.52	3
VANG Inst TR 2015	67,465	24.56	2
VANG Inst TR 2020	665	26.25	1
VANG Inst TR 2025	50,341	27.45	3
VANG Inst TR 2030	2,976	28.13	1
VANG Inst TR Income	40,547	24.33	6
Total registered investment companies	491,264
Interest-bearing cash:
FID Govt MMRK PRM	1,372	1.00	1
Total interest-bearing cash	1,372
Affiliated stock:
State Auto Financial Corporation	41	17.74	1
Total affiliated stock	41
Total investments	492,677

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2020

2019
Investment Options:	Total Number of Shares	Net Asset Share Value	Number of Participants
Registered investment companies:
ABF Small Cap Val Inst	311	$24.33	1
FID 500 Index	5,793	112.02	4
FID Contrafund K	115,332	13.73	6
FID EXT Mkt IDX	831	65.09	7
FID Total Bond	118,238	10.91	11
Meridian Growth Inst	12,699	38.76	2
MFS Value R6	8,847	44.41	1
MFS Inst Intl Equity	61,185	27.86	11
TRP Blue Chip Growth	7,722	124.35	4
VANG Inst TR 2015	995	22.99	2
VANG Inst TR 2020	45,088	24.11	1
VANG Inst TR 2025	73,929	24.73	4
VANG Inst TR 2035	4,464	25.50	1
VANG Inst TR Income	46,441	22.62	5
Total registered investment companies	501,875
Interest-bearing cash:
FID Govt MMRK PRM	122,706	1.00	3
Total interest-bearing cash	122,706
Affiliated stock:
State Auto Financial Corporation	53	31.02	1
Total affiliated stock	53
Total investments	624,634

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2020

5. Investments
The Plan’s investments and related changes at December 31, 2020, 2019 and 2018 and for the years then ended were as follows:

2020	Number of Shares	Fair Value	Dividends	Realized Gain (Loss)	Unrealized Gain (Loss)	Contributions	Benefit Payments
Registered investment companies:
ABF Small Cap Val Inst	215	$5,391	$47	$(225)	$(59)	$—	$(1,947)
FID 500 Index	13,513	1,759,026	20,761	22,498	208,313	11,900	(55,342)
FID Contrafund K	119,090	1,999,520	149,952	56,073	294,450	11,900	(146,357)
FID Ext Mkt IDX	538	44,895	1,066	(872)	9,741	—	(19,147)
FID Total Bond	112,144	1,269,465	64,390	(2,301)	42,099	70,700	(58,084)
Meridian Growth Inst	10,292	494,095	4,386	5,665	85,443	—	(93,621)
MFS Inst Intl Equity	57,332	1,756,654	17,533	26,323	126,152	72,100	(140,080)
MFS Value R6	9,517	426,568	11,499	—	6,773	15,402	—
TRP Blue Chip Growth	6,629	1,097,149	12,971	306,072	49,442	—	(107,675)
VANG Inst TR 2015	67,465	1,656,939	53,791	28,530	101,339	136,625	(12,691)
VANG Inst TR 2020	665	17,461	499	71,623	(57,864)	66,625	—
VANG Inst TR 2025	50,341	1,381,862	28,554	15,846	62,349	140,000	(31,134)
VANG Inst TR 2030	2,976	83,703	1,552	—	12,151	70,000	—
VANG Inst TR 2035	—	—	—	1,062	(125)	—	—
VANG Inst TR Income	40,547	986,502	23,255	19,317	50,202	—	(237,436)
Total registered investment companies	491,264	12,979,230	390,256	549,611	990,406	595,252	(903,514)
Interest-bearing cash:
FID Govt MMRK PRM	1,372	1,372	1,069	—	—	—	(1,646)
Total interest-bearing cash	1,372	1,372	1,069	—	—	—	(1,646)
Affiliated stock:
State Auto Financial Corporation	41	728	19	(79)	(602)	—	(244)
Total affiliated stock	41	728	19	(79)	(602)	—	(244)
Total assets held for investment	492,677	$12,981,330	$391,344	$549,532	$989,804	$595,252	$(905,404)

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2020

2019	Number of Shares	Fair Value	Dividends	Realized Gain (Loss)	Unrealized Gain (Loss)	Contributions	Benefit Payments
Registered investment companies:
ABF Small Cap Val Inst	311	$7,575	$140	$81	$1,496	$—	$(2,213)
FID 500 Index	5,793	648,800	13,596	1,851	146,200	11,900	(49,536)
FID Contrafund K	115,332	1,583,502	64,597	35,755	284,456	11,900	(121,357)
FID Ext Mkt IDX	831	54,107	2,906	(1,922)	18,273	—	(48,496)
FID Total Bond	118,238	1,289,976	36,618	(883)	71,750	70,700	(115,875)
Meridian Growth Inst	12,699	492,216	41,967	9,179	69,172	—	(89,599)
MFS Inst Intl Equity	61,185	1,704,617	51,960	19,768	317,779	72,100	(152,168)
MFS Value R6	8,847	392,897	12,610	—	76,812	15,400	—
TRP Blue Chip Growth	7,722	960,211	3,490	91,942	118,396	—	(85,380)
VANG Inst TR 2015	995	22,881	698	6,005	6,251	70,000	(11,836)
VANG Inst TR 2020	45,088	1,087,067	28,154	—	63,906	65,250	—
VANG Inst TR 2025	73,929	1,828,261	43,718	3,921	216,511	205,250	(26,693)
VANG Inst TR 2035	4,464	113,839	2,647	—	125	—	—
VANG Inst TR Income	46,441	1,050,495	28,241	9,194	101,266	—	(210,958)
Total registered investment companies	501,875	11,236,444	331,342	174,891	1,492,393	522,500	(914,111)
Interest-bearing cash:
FID Govt MMRK PRM	122,706	122,706	13,311	—	—	—	(1,626)
Total interest-bearing cash	122,706	122,706	13,311	—	—	—	(1,626)
Affiliated stock:
State Auto Financial Corporation	53	1,652	24	86	(253)	—	(404)
Total affiliated stock	53	1,652	24	86	(253)	—	(404)
Total assets held for investment	624,634	$11,360,802	$344,677	$174,977	$1,492,140	$522,500	$(916,141)

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2020

2018	Number of Shares	Fair Value	Dividends	Realized Gain (Loss)	Unrealized Gain (Loss)	Contributions	Benefit Payments
Registered investment companies:
ABF Small Cap Val Inst	402	$8,071	$1,075	$425	$(2,970)	$—	$(2,324)
FID 500 Index	6,025	524,785	5,888	(806)	(66,697)	4,271	(11,044)
FID 500 Index Inst	—	—	8,372	134,835	(105,605)	23,354	(34,373)
FID Contrafund K	118,815	1,308,152	115,169	78,375	(195,595)	36,375	(102,201)
FID Ext Mkt IDX PR	—	—	121	22,741	(15,484)	—	(41,975)
FID Ext Mkt IDX	1,569	83,346	4,932	(1,436)	(17,621)	—	(12,680)
FID Total Bond	106,340	1,088,920	29,462	(5,446)	(27,945)	86,625	(127,362)
Meridian Growth Inst	13,925	461,491	65,978	16,123	(111,619)	—	(86,086)
MFS Inst Intl Equity	62,312	1,395,162	22,507	31,567	(218,038)	107,375	(111,472)
MFS Value R6	8,161	288,075	10,400	—	(41,949)	35,750	—
TRP Blue Chip Growth	7,609	730,684	17,505	62,775	(23,340)	8,750	(54,674)
VANG Inst TR 2015	4,385	90,510	3,001	1,441	(7,938)	61,357	(19,760)
VANG Inst TR 2020	8,548	179,756	4,578	(2,675)	(45,821)	58,638	—
VANG Inst TR 2025	48,916	1,035,555	25,699	36,904	(144,084)	129,387	—
VANG Inst TR Income	54,742	1,122,753	31,748	1,806	(56,730)	61,929	(137,497)
Total registered investment companies	441,749	8,317,260	346,435	376,629	(1,081,436)	613,811	(741,448)
Interest-bearing cash:
FID Govt MMRK PRM	1,423,166	1,423,166	4,440	—	—	(20)	(2,811)
Total interest-bearing cash	1,423,166	1,423,166	4,440	—	—	(20)	(2,811)
Affiliated stock:
State Auto Financial Corporation	65	2,223	28	53	288	—	(374)
Total affiliated stock	65	2,223	28	53	288	—	(374)
Total assets held for investment	1,864,980	$9,742,649	$350,903	$376,682	$(1,081,148)	$613,791	$(744,633)

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2020

The Plan’s unrealized gain (loss) at December 31, 2020, 2019, and 2018, were as follows:

		Unrealized Gain (Loss)
	Beginning Balance	Net Change	Ending Balance
2018	$1,286,556	(1,081,148)	205,408
2019	$205,408	1,492,140	1,697,548
2020	$1,697,548	989,804	2,687,352
The Plan’s net realized gains and losses were as follows for the years ended December 31, 2020, 2019 and 2018:

2020
Investment Options:	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
ABF SM CAP VAL INST	$1,948	$2,173	$(225)
FID 500 INDEX	136,011	113,513	22,498
FID CONTRAFUND K	146,357	90,284	56,073
FID EXTD MKT IDX	19,147	20,019	(872)
FID GOVT MMRK PRM	740,691	740,691	—
FID TOTAL BOND	263,314	265,615	(2,301)
MERIDIAN GROWTH INST	93,621	87,956	5,665
MFS INST INTL EQUITY	190,080	163,757	26,323
STATE AUTO FINANCIAL	244	323	(79)
TRP BLUE CHIP GRTH	1,570,592	1,264,520	306,072
VANG INST TR 2015	680,604	652,074	28,530
VANG INST TR 2020	1,281,570	1,209,947	71,623
VANG INST TR 2025	693,148	677,302	15,846
VANG INST TR 2035	114,776	113,714	1,062
VANG INST TR INCOME	237,436	218,119	19,317
Total	$6,169,539	$5,620,007	$549,532

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2020

2019
Investment Options:	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
ABF SM CAP VAL INST	$2,213	$2,132	$81
FID 500 INDEX	49,536	47,685	1,851
FID CONTRAFUND K	121,357	85,602	35,755
FID EXTD MKT IDX	48,496	50,418	(1,922)
FID GOVT MMRK PRM	1,759,878	1,759,878	—
FID TOTAL BOND	115,875	116,758	(883)
MERIDIAN GROWTH INST	89,599	80,420	9,179
MFS INST INTL EQUITY	152,168	132,400	19,768
STATE AUTO FINANCIAL	404	318	86
TRP BLUE CHIP GRTH	531,487	439,545	91,942
VANG INST TR 2015	150,582	144,577	6,005
VANG INST TR 2025	26,693	22,772	3,921
VANG INST TR INCOME	210,958	201,764	9,194
Total	$3,259,246	$3,084,269	$174,977

2018
Investment Options:	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
ABF SM CAP VAL INST	$2,324	$1,899	$425
FID 500 INDEX	11,044	11,850	(806)
FID 500 INDEX INST	627,546	492,711	134,835
FID CONTRAFUND K	290,277	211,902	78,375
FID EXT MKT IDX PR	152,126	129,385	22,741
FID EXTD MKT IDX	12,680	14,116	(1,436)
FID GOVT MMRK PRM	2,831	2,831	—
FID TOTAL BOND	127,362	132,808	(5,446)
MERIDIAN GROWTH INST	86,086	69,963	16,123
MFS INST INTL EQUITY	261,472	229,905	31,567
STATE AUTO FINANCIAL	374	321	53
TRP BLUE CHIP GRTH	304,674	241,899	62,775
VANG INST TR 2015	20,402	18,961	1,441
VANG INST TR 2020	700,000	702,675	(2,675)
VANG INST TR 2025	500,000	463,096	36,904
VANG INST TR INCOME	137,567	135,761	1,806
Total	$3,236,765	$2,860,083	$376,682

STATE AUTO INSURANCE COMPANIES
AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
Notes to the Financial Statements (continued)
December 31, 2020

6. Trust
The Company maintains a trust to provide a source of funds to assist the Company in meeting its obligations under the Plan. The rights of participants and their beneficiaries under the Plan are merely unsecured contractual rights against the Company and its participating subsidiaries. Participants and beneficiaries have no preferred claim on, or any beneficial ownership interest in, any assets of the trust. All assets of the trust are subject to the claims of the general creditors of the Company and its participating subsidiaries under Federal and State law should the Company and its participating subsidiaries become unable to pay their debts as they become due or become subject to Federal bankruptcy proceedings.
7. Related Party
The Plan invests in shares of registered investment companies managed by Fidelity Management Trust Company, custodian of the Plan. Members of the Board of Directors of STFC may also invest in Affiliated stock.
8. Tax Status
The Plan is not, and is not intended to be, qualified under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"). Consequently, an application for a favorable determination has not been filed with the Internal Revenue Service. The Plan does not have a tax filing requirement with the Internal Revenue Service, and therefore, no liability (or asset) or disclosure related to income taxes is included in the Plan’s financial statements.
Deferred amounts are subject to FICA and Medicare taxes and most local income taxes at the time of the deferral. Deferred amounts (and the earnings thereon) are not subject to Federal and most State income taxes until distributed from the Plan. Such distributions and the related taxes are the responsibility of the participants.
9. Right to Terminate
The Company may terminate the Plan at any time and for any reason. Following termination of the Plan, no additional deferrals may be made, but all existing participant accounts will continue to be administered in accordance with the Plan, unless the Company elects to accelerate distribution of all Plan accounts in accordance with Section 409A of the Code.